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                            September 21, 2022

       Jianhui Ye
       Chief Executive Officer
       EZGO Technologies Ltd.
       Building #A, Floor 2
       Changzhou Institute of Dalian University of Technology
       Wujin District, Changzhou City
       Jiangsu, China 213164

                                                        Re: EZGO Technologies
Ltd.
                                                            Amendment No. 3 to
Registration Statement on Form F-3
                                                            Filed September 8,
2022
                                                            File No. 333-263315

       Dear Mr. Ye:

              We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 30, 2022 letter.

       Amendment No. 3 to Registration Statement on Form F-3 filed September 8, 2022

       Conventions that apply to this Prospectus, page ii

   1. We note your response to prior comment 3 and we reissue the comment. Regarding the revised definition
of China or PRC appears to include "Hong Kong, Macau and
                                                        Taiwan, unless the
context otherwise indicates" and "When used in the the case of laws and regulations of
China or the PRC, it refers to only such laws and regulations of mainland China," revise
your disclosure to include a definition of China or PRC that does not include such
exclusions and is not limited to only such laws and regulations of mainland China. Also,
remove from the definition the reference to "unless the context
 Jianhui Ye
EZGO Technologies Ltd.
September 21, 2022
Page 2
      otherwise indicates."
Risk Factors, page 18

2. Please discuss whether recent increased cases of COVID-19 and/or shutdowns related to additional or increased outbreaks have had a material impact on your operations, supply chain, liquidity or capital resources. In this regard, we note the information about COVID-
      19 in your press release filed as exhibit 99.1 to your Form 6-K filed August 18, 2022.
3. We note the references to inflation on page 24. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.
       Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any questions.



                                                            Sincerely,
FirstName LastNameJianhui Ye
                                                            Division of
Corporation Finance
Comapany NameEZGO Technologies Ltd.
                                                            Office of
Manufacturing
September 21, 2022 Page 2
cc:       Richard I. Anslow, Esq.
FirstName LastName